Emazing Interactive, Inc.

101 C North Greenville Ave, Suite 255

Allen, Texas 75002

(888) 419-5499

December 19, 2006

Terry French

Paul Monsour

U.S. Securities & Exchange Commission

450 Fifth Street NW

Washington, DC 20549

RE:

Emazing Interactive, Inc.

Form SB-1

File No. 333-138111

Dear Sirs:

Pursuant to Rule 461(a) of the Securities Act of 1933, the undersigned hereby requests acceleration of the effective date of the Registration Statement filed on Form SB-1 to Thursday, December 21, 2006 at 9:30 a.m., eastern standard time, or as soon thereafter as practicable.

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Sincerely,

/s/  G. Edward Hancock

G. Edward Hancock

President